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                             June 23, 2022

       Christopher Stewart
       Chief Financial Officer
       Bionano Genomics, Inc.
       9540 Towne Centre Drive
       Suite 100
       San Diego, CA 92121

                                                        Re: Bionano Genomics,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Form 8-K filed on
October 19, 2021
                                                            File No. 001-38613

       Dear Mr. Stewart:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 9A. Controls and Procedures
       Evaluation of Disclosure Controls and Procedures, page 106

   1. Consistent with Item 307 or Regulation S-K, please amend your filing to disclose the conclusions of your
principal executive and principal financial officers regarding the effectiveness of your
disclosure controls and procedures as of the end of the period covered by the report -
i.e., December 31, 2021.
 Christopher Stewart
Bionano Genomics, Inc.
June 23, 2022
Page 2
Form 8-K filed on October 19, 2021

Exhibits

2. We note from Item 9.01 that you acquired BioDiscovery, LLC for $75 million in October
         2021. Please provide to us your significance calculations under Rule 3-05 of Regulation
         S-X for this acquisition. To the extent that separate financial statements are required to be included under Rule 3-05 of Regulation S-X, please revise to include these financial statements and the related pro forma financial statements under
Article 11 of Regulation
         S-X.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Gary Newberry at (202) 551-3761 or Tara Harkins, Senior Accountant, at (202) 551-3639 with any questions.



FirstName LastNameChristopher Stewart                          Sincerely,
Comapany NameBionano Genomics, Inc.
                                                               Division of
Corporation Finance
June 23, 2022 Page 2                                           Office of Life
Sciences
FirstName LastName